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                          April 10, 2023

       Meeshanthini V. Dogan, Ph.D.
       Chief Executive Officer
       Cardio Diagnostics Holdings, Inc.
       400 North Aberdeen Street, Suite 900
       Chicago, IL 60642

                                                        Re: Cardio Diagnostics
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 5, 2023
                                                            File No. 333-271147

       Dear Meeshanthini V. Dogan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              P. Rupert Russell, Esq.